As filed with the Securities and Exchange Commission on January 31, 2013

Registration No. 333-143546

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

ICON plc

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Ireland

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York, 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.	Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt
Item Number and Caption	Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of	Face of Receipt, top center
deposited securities

Terms of Deposit:

(i) The amount of deposited securities represented	Face of Receipt, upper right corner
by one unit of American Depositary Receipts

(ii) The procedure for voting, if any, the deposited	Articles number 15, 16 and 18
securities

(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy	Articles number 11, 15, 16 and 18
soliciting material

(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from	Articles number 12, 13, 15, 17
dividends, splits or plans of reorganization	and 18

(vii) Amendment, extension or termination of the	Articles number 20 and 21
deposit agreement

(viii) Rights of holders of Receipts to inspect the	Article number 11
transfer books of the depositary and the list of
holders of Receipts

(ix) Restrictions upon the right to deposit or	Articles number 2, 3, 4, 5, 6, 8 and
withdraw the underlying securities	22

(x) Limitation upon the liability of the depositary	Articles number 13, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item – 2.	Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of May 20, 1998, as amended and restated as of December 28, 2007, among ICON plc, The Bank of New York, as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. -- Filed previously.
b.	Form of letter agreement among ICON plc and The Bank of New York relating to pre-release activities. – Filed previously.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 31, 2013.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of ICON plc.

By: The Bank of New York Mellon,

As Depositary

By: /s/ U. Marianne Erlandsen

Name: U. Marianne Erlandsen

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, ICON plc has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Dublin, Ireland, on January 31, 2013.

ICON plc

By: /s/ Ciaran Murray

Name: Ciaran Murray

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 31, 2013.

/s/ Thomas Lynch	Chairman of the Board, Director
Thomas Lynch

/s/ Ciaran Murray	Chief Executive Officer, Director
Ciaran Murray	(principal executive officer)

/s/ Brendan Brennan	Chief Financial Officer, Chief Accounting Officer
Brendan Brennan	(principal financial and accounting officer)

/s/ Dr. John Climax	Director
Dr. John Climax

Director
Dr. Ronan Lambe

Director
Prof. Dermot Kelleher

/s/ Declan McKeon	Director
Declan McKeon

Director
Cathrin Petty

/s/ Dr. Bruce Given	Director
Dr. Bruce Given

General Counsel and Company Secretary
Diarmaid Cunningham

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi
Managing Director
Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certificate under Rule 466.